                         [DESCRIPTION OF ART TO COME]


                                                   NU HORIZONS ELECTRONICS CORP.

                                                              1997 ANNUAL REPORT

IN 1997, NU HORIZONS
ELECTRONICS CORP., relocated
its headquarters to a new
80,000 square foot facility in
Melville, Long Island, NY.

Left to Right:                          [PHOTO]
Irving Lubman, Chairman
and COO, Arthur Nadata,
President and CEO and
Richard Schuster, Vice
President and Secretary,
pictured in front of the new
corporate headquarters and
distribution facility.



1997
      milestones

 .     New Corporate Headquarters

 .     New major distributor agreements

 .     One of America's 100 fastest growing
      companies

SELECTED financial data
----------------------------------------------------------------------------------------------------------------
                                                                     For The Year Ended
----------------------------------------------------------------------------------------------------------------
                                              FEBRUARY       February       February      February      February
                                              28, 1997       29, 1996       28, 1995      28, 1994      28, 1993
----------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA:
     Net sales                            $216,612,707   $202,803,184   $130,251,554   $92,418,038   $60,507,620
     Gross profit on sales                  48,488,124     48,201,148     30,913,305    24,950,478    15,390,022
     Gross profit percentage                     22.4%          23.8%          23.7%         27.0%         25.4%
     Income before provision for
       income taxes                         11,921,256     15,799,592      7,444,147     8,549,534     2,564,335
     Net income                              7,073,560      9,396,301      4,421,823     5,044,225     1,489,658
     Earnings per common share:
       Primary                            $        .78   $       1.14   $        .56   $       .65   $       .20
       Fully diluted                      $        .69   $        .97   $        .52   $       .65   $       .19
                                              FEBRUARY       February       February      February      February
                                              28, 1997       29, 1996       28, 1995      28, 1994      28, 1993
----------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA:
     Working capital                      $ 51,941,472   $ 57,954,434   $ 36,328,941   $23,792,512   $17,523,791
     Total assets                           74,783,314     75,459,586     51,972,606    37,448,040    26,083,687
     Long-term debt                         15,523,483     27,094,030     20,580,613     9,339,195     8,079,590
     Shareholders' equity                   46,950,735     37,617,703     22,541,916    18,051,985    12,679,681
----------------------------------------------------------------------------------------------------------------



CORPORATE profile
--------------------------------------------------------------------------------

Nu Horizons Electronics Corp., listed on the NASDAQ National Market (NUHC), together with its wholly owned subsidiary Nu Horizons/Merit Electronics Corp., is a leading distributor of high technology active components including memory chips, microprocessors, digital and linear circuits, diodes and transistors, to a wide variety of commercial original equipment manufacturers. Nu Horizons is a franchised distributor of components manufactured by many major semiconductor manufacturers.

NIC Components Corp. is a wholly-owned subsidiary of Nu Horizons and is the exclusive North American sales and marketing outlet for the extensive line of passive components manufactured by Nippon Industries Co., Ltd., a leading Japanese component manufacturer. NIC has also established several other manufacturing associations as well as a nationwide network of distributors and is "designed-in" as a qualified source of passive components by over seven thousand original equipment manufacturers.

Nu Horizons International Corp., another wholly-owned subsidiary, is a worldwide export distributor of electronic components.

Nu Visions Manufacturing, Inc., located in Springfield, Massachusetts, a wholly-owned subsidiary of the Company, is a contract assembler of circuit boards, and related electromechanical devices for various OEMs.

                           CUSTOMER mix
                ----------------------------------

                            [PIE CHART]

                Segment                 Percentage
                -------                 ----------
                Military                   3%
                Medical                    6%
                Industrial                19%
                Export                     8%
                Contract Manufacturing    18%
                Consumer                  10%
                Computer                   5%
                Communications            29%
                Other                      2%

We believe that our strategy for growth encompasses the elements required for continued success. Efforts made toward geographical expansion over the last several years have resulted in our becoming a national distributor with nineteen sales offices, two stocking locations (East and West coasts), over four hundred employees and three additional sales locations planned for fiscal 1998.


LETTER
TO SHAREHOLDERS

Calendar 1996 proved to be a difficult period for the electronics component industry in general and for the distribution segment in particular. While unit shipments of semiconductors continued to grow at double digit rates, the well publicized oversupply at the manufacturer level resulted in a sharp decline in average selling prices as well as reduced profit margins, which in turn caused a shortfall in substantial volume growth.

Nu Horizons was not immune to these overall market developments. The Company did manage to achieve a 6% growth rate for fiscal 1997 with sales of $216.6 million, $13.8 million greater than the $202.8 million registered for fiscal 1996. Earnings, however, suffered a decline from the record achieved in the prior year due mainly to continuing pressures on gross margin levels. Net income for fiscal 1997 was $7,073,560 ($.69 per share) down from $9,396,301 $(.97 per share) for fiscal 1996.

On a more positive note, our balance sheet continued to strengthen as a result of our operating performance. At year end, the Company enjoyed a current ratio of 5.2:1 with working capital of approximately $51.9 million. Shareholder equity increased to a record $46.9 million as compared to $37.6 million for the prior year.

Nu Visions Manufacturing Inc. , our sub-contract manufacturing subsidiary, experienced its first profitable fiscal year with operating income of approximately $600,000 and pre tax income of approximately $275,000. This milestone provides the company with a renewed confidence and expectation level for future growth and profitability in this segment of the business.

Despite the difficulties encountered in the semiconductor segment in fiscal 1997 and early fiscal 1998, we continue to believe that substantial new opportunities will present themselves to companies that are prepared to take advantage of them.

Nu Horizons experienced growth of over 40 percent in each of the fiscal years ended February, 1993, 1994, 1995 and 1996, with sales rising from $42.2 million in fiscal 1993 to $202.8 million in fiscal 1996. This accelerated growth placed substantial strains on the Company's physical infrastructure

[GRAPHIC DEPICTING A MAP OF THE CONTINENTAL UNITED STATES]

NU HORIZONS
BRANCH LOCATIONS
-----------------------
EAST COAST
 . Massachusetts
  Boston and Springfield
 . New York
  Melville (Corporate Offices) and
  Rochester
 . New Jersey
  Mt. Laurel (Philadelphia) and
  Pine Brook
 . Ohio
  Cleveland
 . Maryland
  Columbia
 . North Carolina
  Raleigh
 . Georgia
  Atlanta
 . Alabama
  Huntsville
 . Florida
  Ft. Lauderdale and Orlando

MIDWEST
 . Minnesota
  Minneapolis
 . Texas
  Austin and Dallas

WEST COAST
 . California
  Irvine, Los Angeles, San Diego and
  San Jose

BRANCHES PLANNED
-------------------
 . Chicago, Illinois
 . Portland, Oregon
 . Denver, Colorado


as well as its management and staffing requirements. While fiscal 1997 proved to be disappointing in terms of financial performance we used this period to re-invest in our physical distribution capabilities, re-position and revitalize our staffing functions and re-evaluate marketing strategies.

Nu Horizons' corporate headquarters, in Amityville, NY, served the company well since January of 1986 but had become inadequate to sustain the growth expected in the future. In May of 1996 the company contracted for a new 80,000 square foot corporate headquarters and distribution center, located in Melville, NY, consisting of 30,000 square feet of office space and a 50,000 square foot fully automated, state of the art, distribution facility designed to take the company well into the 21st Century. Planning, design and installation of equipment culminated with the relocation of our corporate offices in the spring of 1997.

Our second distribution and branch facility in San Jose, California also became a candidate for upgrading and modernization. The facility was doubled in size from 12,000 to 24,000 square feet and the distribution segment of the building is in the process of being automated at this time.

In summary, fiscal 1997 was a challenging period for the Company and the Industry in general. During this period our goals were to maintain a focus on long term results by enhancing the Company's ability to sustain future growth from a position of strength in both sales and physical distribution capabilities. We believe those goals have been achieved.


/s/Irving Lubman

Irving Lubman
Chairman of the Board


/s/Arthur Nadata

Arthur Nadata
President and CEO and Director


/s/Richard Schuster

Richard Schuster
Vice President, Secretary and Director

               [PHOTOGRAPH OF AN OFFICE WORK AREA AND EMPLOYEES]

           OUR NEW 30,000 SQUARE FOOT SALES, MARKETING, FINANCE AND
                  EXECUTIVE OFFICE FACILITIES SIGNIFICANTLY
           ENHANCE THE COMPANY'S DISTRIBUTION SUPPORT CAPABILITIES.

Electronic components have become pervasive in an ever widening array of products so numerous they cannot all be listed here. This trend, coupled with the increasing use of computers and interactive media applications, has resulted in growth for the industry.

     Successive record sales for Nu Horizons Electronics Corp. over the past five years reflect the result of carefully developed operating strategies designed to maximize the Company's participation in this impressive industry development.

     First and foremost is the Company's ability to aggressively react to the complete product and technical needs of its customers. Furthermore, strong franchised product lines, technical expertise, a physical presence nationwide, diversity and depth of inventory and a knowledge of specific product availability or satisfactory alternatives have rewarded Nu Horizons with an exceptional reputation among end-users.

     This is management's business philosophy, diligently employed throughout many years in the industry, and one that will continue to be the cornerstone of the Company's future operating policy.

     Nu Horizons Electronics Corp. is divided into five operating divisions. Nu Horizons and its wholly owned subsidiary, Nu Horizons/Merit Electronics Corp., distribute a wide variety of semiconductor (active) components to commercial original equipment manufacturers (OEM's). NIC Components Corp., a wholly owned subsidiary, is the exclusive outlet in North America for Nippon Industries Co., Ltd.'s line of passive components. Combined, the product mix of these three divisions represent nearly two-thirds of the electronic components that are available throughout the industry. Nu Horizons International Corp., another wholly owned subsidiary, markets electronic products directly to overseas customers. Nu Visions Manufacturing, Inc., a wholly owned subsidiary, provides complete electronic industrial contract manufacturing services.

NU HORIZONS

     Nu Horizons and Nu Horizons/Merit distribute semiconductor components throughout the United States with sales facilities in nineteen locations and stocking facilities on both the East and West coasts. The Company intends to continue its aggressive sales and marketing approach in fulfilling its commitment to become a leading national distributor through the continued expansion of the Company's sales force, engineering staff, product support personnel and geographic presence.

     Nu Horizons has franchise agreements with over forty manufacturers covering both commodity type semiconductors as well as specialty niche advanced technology products emphasizing low power, high speed and small packages. The Company's franchise agreements authorize it to sell all or part of the products of a manufacturer on a non-exclusive basis. A franchise agreement may be cancelled by either party upon written notice.

NU HORIZONS INTERNATIONAL

     Nu Horizons International Corp. is an export distributor of active electronic components. International's sales are made through authorized sales representatives and by in-house sales personnel.

NIC COMPONENTS CORP.

     NIC Components Corp. is a leading supplier of passive components, including capacitors, resistors, magnetics, circuit protection devices and diodes. NIC's brand of product has achieved recognition for quality, technology and competitive pricing. NIC effectively uses a combination of in-house salespeople, independent sales representatives and approximately 50 distributors to service thousands of OEM's. By providing catalogs,samples, engineering kits and personalized technical support to engineers at the end-users' design centers, over 10,000 companies have put NIC on their approved vendors' roster. New and improved NIC products are introduced through the Internet, trade publications, newsletters and our many professional sales rep organizations. Many of our specialty products are being purchased by Fortune 1000 companies, many of which are recognized names in computer communications, controls, instrumentation, security apparatus and appliances. NIC has a direct presence in New York, Florida, California and Washington, including an East Coast and West Coast warehouse. The introduction of higher density memory devices and higher speed circuits will increase the volume of passive components needed to support these new enhanced products. As a result of the introduction of these products, NIC as an established supplier, should have excellent prospects for continued steady growth.


NU VISIONS MANUFACTURING

     Nu Visions Manufacturing, Inc., located in a state-of-the-art facility in Springfield, Massachusetts, provides complete turnkey or kitted assembly services to various OEM's. Surface mount circuit board assembly equipment includes state-of-the-art automatic screening, pick and place and reflow convection oven equipment.

     Automatic through-hole circuit board insertion equipment includes parts sequencing, DIP insertion, axial lead component insertion, dual wave soldering and aqueous cleaning.

     In addition, full GenRad test and repair facilities offer our customers quality and reliability in their finished goods.

     Nu Visions offers its contract assembly services to all of Nu Horizon's existing distribution customers, as well as separate contract assembly customers. As a result, this is expected to facilitate increasing our market penetration to all segments of the electronics industry.

        NU HORIZONS' INVESTMENT IN A 50,000 SQUARE FOOT SOPHISTICATED, STATE-OF-THE-ART, MATERIAL HANDLING AND DISTRIBUTION FACILITY FURTHER POSITIONS
        THE COMPANY AS A WORLD CLASS ELECTRONIC COMPONENT DISTRIBUTOR.


                    [PHOTOGRAPH OF THE FACILITY'S INTERIOR]

MANAGEMENT'S discussion and analysis of financial condition and results of
--------------------------------------------------------------------------
operations
----------

INTRODUCTION:

     Nu Horizons Electronics Corp. (the "Company") and its wholly-owned subsidiaries, Nu Horizons/Merit Electronics Corp. ("Merit"), NIC Components Corp. ("NIC") and Nu Horizons International Corp. ("International"), are engaged in the distribution of high technology active and passive electronic components to a wide variety of original equipment manufacturers ("OEM's") of electronic products. Active components distributed by the Company include semiconductor products such as memory chips, microprocessors, digital and linear circuits, microwave/RF and fiberoptic components, transistors and diodes. Passive components distributed by NIC, principally to OEM's and other distributors nationally, consist of a high technology line of chip and leaded components including capacitors, resistors and related networks.

     Nu Visions Manufacturing, Inc. ("NUV" or "Nu Visions") located in Springfield, Massachusetts, another subsidiary of the Company, is a contract assembler of circuit boards, harnesses and related electromechanical devices for various OEM's.

     The financial information presented herein includes: (i) Balance sheets as of February 28, 1997 and February 29, 1996; (ii) Statements of income for the twelve month periods ended February 28, 1997, February 29, 1996 and February 28, 1995 (iii) Statements of cash flows for the twelve month periods ended February 28, 1997, February 29, 1996 and February 28, 1995; (iv) Consolidated changes in shareholders' equity for the twelve month periods ended February 28, 1997, February 29, 1996 and February 28, 1995.

FISCAL YEAR 1997 VERSUS 1996
RESULTS OF OPERATIONS:

     Net sales for the year ended February 28, 1997 aggregated $216,612,707 as compared to $202,803,184 for the year ended February 29, 1996, an increase of 6.8%. Management attributes this moderate increase in sales for the period entirely to the core semiconductor distribution business which experienced excess inventory levels at the semiconductor manufacturing (supplier) level which resulted in reduced unit pricing and lower overall sales volume. Management believes that this situation is temporary and is now in the process of correction; however, no assurance can be given in this regard.

     Gross profit margin as a percentage of net sales was approximately 22.4% for the year ended February 28, 1997 as compared to 23.8% for the year ended February 29, 1996. Management attributes this lower profit margin primarily to a general downward correction of selling prices in the marketplace, for both semiconductors and passive components, during the period and a greater volume of larger orders at lower gross profit margins. Although the Company expects that these conditions will not continue, as long as current market trends prevail, no assurances can be given in this regard.

     Operating expenses increased by $4,496,530 to $34,873,910 for the year ended February 28, 1997 from $30,377,380 for the year ended February 29, 1996, an increase of approximately 14.8%. The dollar increase in operating expenses was due to increases in the following expense categories: Approximately $3,740,000 or approximately 83% of the increases were for personnel related costs - commissions, salaries, travel and fringe benefits. The remaining increase of approximately $756,000 or approximately 17% of the total increment is a result of increases in various other operating expenses. Toward the latter part of fiscal 1996 and early in fiscal 1997, the Company decided to pursue a policy of upgrading and enlarging its sales and sales support staff to support anticipated future growth in the near as well as more distant future. increased sales levels in the second, third and fourth quarters of fiscal 1997 did not meet expectations. The Company continues to believe in this strategy for long term growth and expects market conditions to undergo a correction in the near future although no assurances can be given in this regard.

     Interest expense decreased by $325,625 from $2,026,717 for the year ended February 29, 1996 to $1,701,092 for the year ended February 28, 1997. This decrease was primarily due to the interest on higher average levels of bank debt being more than offset by the lower amount of outstanding subordinated convertible debt (see Note 7 of the Consolidated Financial Statements).


------------------------------------------------------------
INTEREST COSTS                    For The Fiscal Years Ended
                                      February      February
                                      28, 1997      29, 1996
------------------------------------------------------------
Revolving Bank Credit               $1,116,340    $  916,226
Sub. Convert. Notes                    584,752     1,110,491
                                    ----------    ----------
Total Interest Expense              $1,701,092    $2,026,717
------------------------------------------------------------

     Net income for the year ended February 28, 1997 was $7,073,560or $.69 per share, fully diluted, as compared to $9,396,301 or $.97 per share fully diluted, for the year ended February 29, 1996. The decrease in earnings is primarily due to increased operating expenses and the lack of commensurate increased sales volume.

FISCAL YEAR 1996 VERSUS 1995
RESULTS OF OPERATIONS:

     Net sales for the year ended February 29, 1996 aggregated $202,803,184 as compared to $130,251,554 for the year ended February 28, 1995, an increase of 56%. Management attributes the increase in sales for the period to the following reasons: Approximately $3,303,000 or 4.6% of the overall increase resulted from incremental sales at the Nu Visions subsidiary. Approximately $12,807,000 or 17.6% of the overall increase resulted from incremental sales relative to the new California segment of the distribution business which the Company owned for ten months during fiscal 1995. The balance of the overall increase, approximately $56,441,000 or 77.8%, resulted from incremental sales generated by the East Coast core distribution business and NIC passive component business as a whole, through greater market penetration and continued economic strength in the electronic component industry.

     Gross profit margin as a percentage of net sales was 23.8% for the year ended February 29, 1996 as compared to 23.7% for the year ended February 28, 1995. Management attributes the relative stabilization of profit margins during these periods primarily to a settling effect in the marketplace subsequent to the downward adjustment in calendar 1994. Although the Company expects that these conditions will continue, as long as current market trends prevail, no assurances can be given in this regard.

     Operating expenses increased by $8,283,222 to $30,377,380 for the year ended February 29, 1996 from $22,094,158 for the year ended February 28, 1995, an increase of approximately 37%. As a percentage of net sales, operating expenses declined from 17% in fiscal 1995 to 15% in fiscal 1996, as sales grew more rapidly than operating expenses. The dollar increase in operating expenses was due to increases in the following expense categories: Approximately $7,319,000 or approximately 88% of the increases were for personnel related costs - commissions, salaries, travel and fringe benefits. These increases were required to produce the increased sales which were achieved during the past fiscal year. The remaining increase of approximately $964,000 or approximately 12% of the total increment is a result of increases in various other operating costs to support the increase in net sales for the period.

     Interest expense increased by $639,698 from $1,387,019 for the year ended February 28, 1995 to $2,026,717 for the year ended February 29, 1996. This increase was primarily due to higher average borrowings resulting from an increase in the Company's inventory and accounts receivable required to support the 56% increase in sales volume mentioned above. See the liquidity and capital resources discussion below.

----------------------------------------------------------------
INTEREST COSTS                        For The Fiscal Years Ended
                                        February      February
                                           29, 1996      28,1995
----------------------------------------------------------------
Revolving Bank Credit                    $  916,226   $  716,707
Sub. Convert. Notes                       1,110,491      670,312
                                         ----------   ----------
Total Interest Expense                   $2,026,717   $1,387,019
----------------------------------------------------------------

     Net income for the year ended February 29, 1996 was $9,396,301 or $.97 per share, fully diluted, as compared to $4,421,823 or $.52 per share fully diluted, for the year ended February 28, 1995. The increase in earnings is primarily due to increased sales volume net of higher operating expenses.

FISCAL YEAR 1997 VERSUS 1996
LIQUIDITY AND CAPITAL RESOURCES:

     The Company ended its 1997 fiscal year with working capital and cash aggregating approximately $51,941,000 and $946,000, respectively at February 28, 1997 as compared to approximately $57,954,000 and $874,000 respectively, at February 29, 1996. The Company's current ratio at February 28, 1997 was 5.2:1. The Company believes that its financial position at February 28, 1997 will enable it to take advantage of any new opportunities that may arise.

     On April 8, 1996, the Company entered into an amended and restated unsecured revolving line of credit, which currently provides for maximum borrowings of $25,000,000 through April 8, 2000. At February 28, 1997, $8,000,000 was outstanding under this line of credit as compared to $17,300,000 at February 29, 1996. On May 23, 1997, subsequent to the balance sheet date, the Company entered into a new unsecured revolving line of credit with new banks, which currently provides for maximum borrowings of $35,000,000 through May 23, 2001.

     In a private placement completed on August 31, 1994, the Company issued $15 million principal amount of Subordinated Convertible Notes, which are due in $5,000,000 increments on August 31, 2000, 2001 and 2002. The notes are subordinate in right of payment to all existing and future senior indebtedness of the Company. The notes bear interest at 8.25%, payable quarterly on November 15, February 15, May 15 and August 15. The notes are convertible into shares of common stock at a conversion price of $9.00 per share. The cost of issuing these notes was $521,565 and is being amortized over the life of the notes. The Company has registered, under the Securities Act of 1933, for the resale by the holders thereof, 117,666 shares of common stock, representing the number of shares of common stock obtainable by such holders upon conversion of $1,059,000 of the outstanding principal amount of such notes. As of February 28, 1997, $7,941,000 of the notes have been converted into 882,333 shares of common stock and $7,059,000 principal amount of subordinated convertible notes remained outstanding and are due in increments of $2,353,000 on August 31, 2000, 2001 and 2002. No assurance can be given that the notes will be converted or that the shares of common stock underlying the notes will be sold by the holders thereof.

     The Company anticipates that its resources provided by its cash flow from operations and its bank line of credit will be sufficient to meet its financing requirements for at least the next twelve month period.

INFLATIONARY IMPACT:

     Since the inception of operations, inflation has not significantly affected the operating results of the Company. However, inflation and changing interest rates have had a significant effect on the economy in general and therefore could affect the operating results of the Company in the future.

OTHER:

     Except for historical information contained herein, the matters set forth above are forward-looking statements that involve certain risks and uncertainties that could cause actual results to differ from those in the forward-looking statements. Potential risks and uncertainties include such factors as the level of business and consumer spending for electronic products, the amount of sales of the Company's products, the competitive environment within the electronics industry, the ability of the Company to continue to expand its operations, the level of costs incurred in connection with the Company's expansion efforts, economic conditions in the semiconductor industry and the financial strength of the Company's customers and suppliers. Investors are also directed to consider other risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.

REPORT OF MANAGEMENT

     The management of Nu Horizons Electronics Corp. is responsible for the preparation of the consolidated financial statements in accordance with generally accepted accounting principles and for the integrity and objectivity of all the financial data included in this annual report. In preparing the financial statements, management makes informed judgements and estimates as to the expected effects of events and transactions currently being reported.

     To meet this responsibility, the Company maintains a system of internal accounting controls to provide reasonable assurance that assets are safeguarded, and that transactions are properly executed and recorded. The system includes policies and procedures, and reviews by officers of the Company.

     The Board of Directors, through its Audit Committee, is responsible for determining that management fulfills its responsibility with respect to the Company's financial statements and the system of internal accounting controls.

     The Audit Committee is composed solely of outside directors. The Committee meets periodically and, when appropriate, separately with representatives of the independent accountants and officers of the Company to monitor the activities of each.

     Lazar, Levine & Company LLP, the independent accountants, have been selected by the Board of Directors to examine the Company's financial statements. Their report appears herein.

/s/Paul Durando                                  /s/Arthur Nadata

PAUL DURANDO                                     ARTHUR NADATA
Vice President, Finance and                      President and
Treasurer                                        Chief Executive Officer

CONSOLIDATED balance sheets                               NU HORIZONS ELECTRONICS CORP. AND SUBSIDIARIES
--------------------------------------------------------------------------------------------------------
                                                                        FEBRUARY                February
                                                                        28, 1997                29, 1996
--------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
     Cash (including time deposits)                                  $   946,084             $   874,267
     Accounts receivable-net of allowance for
       doubtful accounts of $2,192,079 and $1,509,802
       for 1997 and 1996, respectively                                30,636,645              30,005,182
     Inventories                                                      29,764,570              36,808,915
     Prepaid expenses and other current assets                         2,903,269               1,013,923
--------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                  64,250,568              68,702,287
PROPERTY, PLANT, AND EQUIPMENT - NET (NOTES 3 AND 6)                  7,550,356               3,439,804
OTHER ASSETS
     Costs in excess of net assets acquired-net                        1,909,256               2,066,180
     Other assets (Note 4)                                             1,073,134               1,251,315
--------------------------------------------------------------------------------------------------------
                                                                     $74,783,314             $75,459,586
--------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
     Accounts payable                                                $ 7,931,500             $ 7,898,757
     Accrued expenses                                                  4,186,802               2,254,878
     Current portion of long-term debt (Note 6)                          190,794                 373,930
     Income taxes (Note 9)                                                     -                 220,288
--------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                             12,309,096              10,747,853
--------------------------------------------------------------------------------------------------------
Long Term Liabilities
     Deferred income taxes (Note 9)                                      222,148                 115,577
     Revolving credit line (Notes 5 and 15)                            8,000,000              17,300,000
     Long-term debt (Note 6)                                             242,335                 678,453
     Subordinated convertible notes (Note 7)                           7,059,000               9,000,000
--------------------------------------------------------------------------------------------------------
TOTAL LONG TERM LIABILITIES                                           15,523,483              27,094,030
--------------------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES (Notes 5, 10, 11 AND 12)
SHAREHOLDERS' EQUITY (Note 8):
   Preferred stock, $1 par value, 1,000,000
     shares authorized; none issued or outstanding                             -                       -
   Common stock, $.0066 par value, 20,000,000
     shares authorized; 8,732,299 and
     8,423,137 shares issued and outstanding
     for 1997 and 1996, respectively                                      57,633                  55,593
   Additional paid-in capital                                         18,938,984              16,821,502
   Retained earnings                                                  28,234,018              21,160,458
--------------------------------------------------------------------------------------------------------
                                                                      47,230,635              38,037,553
   Less:  loan to ESOP (Notes 6 and 10)                                  279,900                 419,850
--------------------------------------------------------------------------------------------------------
                                                                      46,950,735              37,617,703
--------------------------------------------------------------------------------------------------------
                                                                     $74,783,314             $75,459,586
--------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

CONSOLIDATED statements of income                                          NU HORIZONS ELECTRONICS CORP. AND SUBSIDIARIES
-------------------------------------------------------------------------------------------------------------------------

                                                                                      For The Year Ended
-------------------------------------------------------------------------------------------------------------------------
                                                                            February           February          February
                                                                            28, 1997           29, 1996          28, 1995
-------------------------------------------------------------------------------------------------------------------------
Net Sales                                                               $216,612,707       $202,803,184      $130,251,554
-------------------------------------------------------------------------------------------------------------------------
Cost and Expenses:
     Cost of sales (Note 12)                                             168,124,583        154,602,036        99,338,249
     Operating expenses                                                   34,873,910         30,377,380        22,094,158
     Interest expense                                                      1,701,092          2,026,717         1,387,019
     Interest income                                                          (8,134)            (2,541)          (12,019)
-------------------------------------------------------------------------------------------------------------------------
                                                                         204,691,451        187,003,592       122,807,407
-------------------------------------------------------------------------------------------------------------------------
Income Before Provision For Income Taxes                                  11,921,256         15,799,592         7,444,147
     Provision for income taxes (Note 9 )                                  4,847,696          6,403,291         3,022,324
-------------------------------------------------------------------------------------------------------------------------
Net Income                                                              $  7,073,560       $  9,396,301      $  4,421,823
-------------------------------------------------------------------------------------------------------------------------
Earnings Per Share (Note 2i):
     Primary                                                                   $ .78              $1.14             $ .56
-------------------------------------------------------------------------------------------------------------------------
     Fully diluted                                                             $ .69              $ .97             $ .52

-------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.


CONSOLIDATED statements of changes in shareholders' equity                 NU HORIZONS ELECTRONICS CORP. AND SUBSIDIARIES
-------------------------------------------------------------------------------------------------------------------------

                                                                       Additional                                   Total
                                                              Common      Paid-In     Retained    Loan To   Shareholders'
                                                Shares         Stock      Capital     Earnings       ESOP          Equity
-------------------------------------------------------------------------------------------------------------------------
Balance at
     February 28, 1994                         7,713,634     $50,910  $10,699,407  $ 7,342,334  $ (40,666)    $18,051,985
Exercise of stock options                         18,417         122       27,320           --         --          27,442
Repayment from ESOP                                   --          --           --           --     40,666          40,666
Net income                                            --          --           --    4,421,823         --       4,421,823
-------------------------------------------------------------------------------------------------------------------------
Balance at
     February 28, 1995                         7,732,051      51,032   10,726,727   11,764,157         --      22,541,916
Exercise of stock options                         24,420         161       99,175           --         --          99,336
Conversion of subordinated
     convertible notes                           666,666       4,400    5,995,600           --         --       6,000,000
Loan to ESOP                                          --          --           --           --   (559,800)       (559,800)
Repayment from ESOP                                   --          --           --           --    139,950         139,950
Net income                                            --          --           --    9,396,301         --       9,396,301
-------------------------------------------------------------------------------------------------------------------------
Balance at
     February 29, 1996                         8,423,137      55,593   16,821,502   21,160,458   (419,850)     37,617,703
EXERCISE OF STOCK OPTIONS                         93,495         617      177,905           --         --         178,522
CONVERSION OF SUBORDINATED
     CONVERTIBLE NOTES                           215,667       1,423    1,939,577           --         --       1,941,000
REPAYMENT FROM ESOP                                   --          --           --           --    139,950         139,950
NET INCOME                                            --          --           --    7,073,560         --       7,073,560
-------------------------------------------------------------------------------------------------------------------------
BALANCE AT
     FEBRUARY 28, 1997                         8,732,299     $57,633  $18,938,984  $28,234,018  $(279,900)    $46,950,735
-------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements

CONSOLIDATED statements of cash flows                                      NU HORIZONS ELECTRONICS CORP. AND SUBSIDIARIES
-------------------------------------------------------------------------------------------------------------------------

                                                                                         For The Year Ended
-------------------------------------------------------------------------------------------------------------------------
                                                                               February          February        February
                                                                               28, 1997          29, 1996        28, 1995
-------------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
Cash flows from operating activities:
     Cash received from customers                                         $ 215,279,744     $ 192,949,945   $ 125,991,043
     Cash paid to suppliers and employees                                  (197,159,875)     (196,045,525)   (124,980,742)
     Interest received                                                            8,134             2,541          18,991
     Interest paid                                                           (1,701,092)       (2,026,717)     (1,387,019)
     Income taxes paid                                                       (1,677,850)       (6,034,790)     (5,770,418)
-------------------------------------------------------------------------------------------------------------------------
     Net cash provided (used) by operating activities                        14,749,061       (11,154,546)     (6,128,145)
-------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
     Capital expenditures                                                    (4,936,512)       (1,055,558)       (602,746)
     Purchase of stock for ESOP                                                      --          (559,800)             --
     Purchase of Merit Electronics --  Net of cash acquired                          --                --      (5,753,022)
-------------------------------------------------------------------------------------------------------------------------
     Net cash (used) by investing activities                                 (4,936,512)       (1,615,358)     (6,355,768)
-------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
     Borrowings under revolving credit line                                  21,150,000        65,000,000      66,090,000
     Repayments under revolving credit line                                 (30,450,000)      (52,100,000)    (69,790,000)
     Principal payments of long-term debt                                      (619,254)         (413,884)       (468,917)
     Proceeds from exercise of employee stock options                           178,522            99,336          27,442
     Proceeds from long-term debt                                                    --           559,800              --
     Proceeds from subordinated debt                                                 --                --      15,000,000
-------------------------------------------------------------------------------------------------------------------------
     Net cash (used in) provided by financing activities                     (9,740,732)       13,145,252      10,858,525
-------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                             71,817           375,348      (1,625,388)
Cash and cash equivalents, beginning of year                                    874,267           498,919       2,124,307
-------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                    $     946,084     $     874,267   $     498,919
-------------------------------------------------------------------------------------------------------------------------

RECONCILIATION OF NET INCOME TO NET CASH FROM BY OPERATING ACTIVITIES:
Net income                                                                $   7,073,560     $   9,396,301   $   4,421,823
-------------------------------------------------------------------------------------------------------------------------
Adjustments to reconcile net income to
     net cash provided (used) by  operating activities:
     Depreciation and amortization                                            1,238,967         1,169,816         886,235
     Bad debts                                                                  701,500           635,000         442,500
     Contribution to ESOP (compensation)                                        139,950           139,950          40,666
Changes in assets and liabilities:
     (Increase) in accounts receivable                                       (1,332,963)       (9,853,239)     (4,260,511)
     Decrease (increase) in inventories                                       7,044,345       (14,553,370)     (3,566,701)
     (Increase) decrease in prepaid expenses and other current assets        (1,889,346)          623,688      (1,183,805)
     (Increase) in other assets                                                 (77,902)          (77,969)     (1,277,857)
     Increase (decrease) in accounts payable and accrued expenses             1,964,667         1,666,050        (354,525)
     (Decrease) increase in income taxes                                       (220,288)          212,545      (1,625,045)
     Increase (decrease) in other current liabilities                                --           (43,686)         34,361
     (Decrease) increase in deferred taxes                                      106,571          (469,632)        314,714
-------------------------------------------------------------------------------------------------------------------------
     Total adjustments                                                        7,675,501       (20,550,847)    (10,549,968)
-------------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by operating activities                          $  14,749,061     $ (11,154,546)  $  (6,128,145)
-------------------------------------------------------------------------------------------------------------------------

NON-CASH FINANCING ACTIVITIES
     During the year ended February 29, 1996 the subordinated debt-holder (see
Note 7) converted $6,000,000 of debt into 666,666 shares of the Company's common stock.
     During the year ended February 28, 1997, the subordinated debt-holder (see
Note 7) converted $1,941,000 of debt into 215,667 shares of the Company's common stock.

See notes to consolidated financial statements.

NOTES to consolidated financial statements                                 NU HORIZONS ELECTRONICS CORP. AND SUBSIDIARIES
-------------------------------------------------------------------------------------------------------------------------
THREE YEARS ENDED FEBRUARY 28, 1997

1.   ORGANIZATION
--------------------------------------------------------------------------------
     Nu Horizons Electronics Corp. and its subsidiaries, NIC Components Corp., and Nu Horizons International Corp., were incorporated in the State of New York on October 22, 1982, November 8, 1982, and December 8, 1986, respectively. Nu Visions Manufacturing, Inc. was incorporated in the State of Massachusetts on August 9, 1991. On April 15, 1987, Nu Horizons Electronics Corp. was reincorporated in the State of Delaware. On April 18, 1994, Nu Horizons/Merit Electronics Corp. was incorporated in the State of Delaware, for the express purpose of acquiring the business of Merit Electronics, Inc. All companies are wholesale distributors throughout the United States or export distributors of electronic components, except for Nu Visions Manufacturing, which is a contract assembler of circuit boards and various electromechanical devices.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------
a.   PRINCIPLES OF CONSOLIDATION:

     The consolidated financial statements include the accounts of Nu Horizons Electronics Corp., (the "Company") and its wholly-owned subsidiaries, NIC Components Corp. ("NIC"), Nu Horizons/Merit Electronics Corp. ("NUM"), Nu Visions Manufacturing, Inc. ("NUV") and Nu Horizons International Corp. ("International"). All material intercompany balances and transactions have been eliminated.

b.   USE OF ESTIMATES:

     In preparing financial statements in accordance with generally accepted accounting principles, management makes certain estimates and assumptions, where applicable, that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of revenues and expenses during the reporting period. While actual results could differ from those estimates, management does not expect such variances, if any, to have a material effect on the financial statements.

c.   CONCENTRATION OF CREDIT RISK/FAIR VALUE:

     Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable.

     The Company maintains, at times, deposits in federally insured financial institutions in excess of federally insured limits. Management attempts to monitor the soundness of the financial institution and believes the Company's risk is negligible.

     Concentrations with regard to accounts receivable are limited due to the Company's large customer base.

     The carrying amount of cash, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of these items. The carrying amount of long-term debt also approximates fair value since the interest rates on these instruments approximate market interest rates.

d.   INVENTORIES:

     Inventories, which consist primarily of goods held for resale, are stated at the lower of cost (first-in, first-out method) or market.

e.   DEPRECIATION:

     Depreciation is provided using the straight-line method as follows:

----------------------------------------------------
Building and improvements                   25 years
Office equipment                             5 years
Furniture and fixtures                       5 years
Computer equipment                           5 years
----------------------------------------------------

     Leasehold improvements are amortized over the term of the lease. Maintenance and repairs are charged to operations and major improvements are capitalized. Upon retirement, sale or other disposition, the associated cost and accumulated deprecia tion are eliminated from the accounts and any resulting gain or loss is included in operations.

f.   INCOME TAXES:

     The Company has elected to file a consolidated federal income tax return with its subsidiaries. The Company utilizes Financial Accounting Standards Board Statement No. 109 (SFAS 109) "Accounting for Income Taxes". SFAS 109 requires use of the asset and liability approach of providing for income taxes. Deferred income taxes are provided for on the timing differences for certain items which are treated differently for tax and financial reporting purposes. These items include depreciation of fixed assets, inventory capitalization valuations and the recognition of bad debt expense.

     International has elected under Section 995 of the Internal Revenue Code to be taxed as an "Interest Charge Disc". Based upon these rules, income taxes are paid when International distributes its income to the parent company. Until distributions are made, the parent company pays interest only on the deferred tax liabilities. International's untaxed income at February 28, 1997 approximates $2,400,000.

g.   GOODWILL:

     Costs in excess of net assets acquired are being amortized on a straight-line basis over fifteen years. As of February 28, 1997, accumulated amortization of goodwill aggregated $444,618.

     The Company periodically reviews the valuation and amortization of goodwill to determine possible impairment by comparing the carrying value to the undiscounted future cash flows of the related assets, in accordance with Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of.

h.   CASH AND CASH EQUIVALENTS:

     For purposes of the statements of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

i.   EARNINGS PER COMMON SHARE:

     Primary earnings per share has been computed on the basis of the weighted average number of common shares and common equivalent shares outstanding during each period presented. All shares held by the Employee Stock Ownership Plan (see Note 10) are included in outstanding shares. Fully diluted earnings per common share has been computed assuming conversion of all dilutive stock options and convertible debt.

NOTES to consolidated financial statements (continued)                     NU HORIZONS ELECTRONICS CORP. AND SUBSIDIARIES
-------------------------------------------------------------------------------------------------------------------------
THREE YEARS ENDED FEBRUARY 28, 1997

The following average shares were used for the computation of primary and fully diluted earnings per share:

                                       1997              1996               1995
--------------------------------------------------------------------------------
Primary                           9,089,772         8,236,249          7,847,677
Fully diluted                    10,818,859        10,410,699          9,279,297

j.   RECLASSIFICATIONS:

     Certain prior year information has been reclassified to conform to the current year's reporting presentation.

k.   STOCK-BASED COMPENSATION:

     SFAS No. 123 "Accounting for Stock Based Compensation", effective January 1, 1996, requires the Company to either record compensation expense or to provide additional disclosures with respect to stock awards and stock option grants made after December 31, 1994. The accompanying Notes to Consolidated Financial Statements include the disclosures required by SFAS No. 123. No compensation expense is recognized pursuant to the Company's stock option plans under SFAS No. 123 which is consistent with prior treatment under APB No. 25.

3.   PROPERTY, PLANT AND EQUIPMENT
--------------------------------------------------------------------------------
     Property, plant and equipment, which is reflected at cost, consists of the following:

                                                          1997              1996
--------------------------------------------------------------------------------
Land                                               $   266,301        $  266,301
Building and improvements                            1,747,930         1,747,930
Furniture, fixtures and office equipment             5,791,946         2,037,183
Computer equipment                                   2,476,185         2,278,582
Assets held under capitalized
     leases                                            919,834           919,834
Leasehold improvements                                 984,146                --
--------------------------------------------------------------------------------
                                                    12,186,342         7,249,830
Less:  accumulated depreciation
and amortization                                     4,635,986         3,810,026
--------------------------------------------------------------------------------
                                                   $ 7,550,356        $3,439,804
--------------------------------------------------------------------------------

     Depreciation expense including depreciation of capitalized leases for the years ended February 28, 1997, February 29, 1996 and February 28, 1995 aggregated $825,960, $756,808 and $615,356, respectively.

     The Company has entered into a contract to sell the land and building which served as its corporate headquarters. The sales price aggregates approximately $1,175,000 and the Company expects to close the transaction in July 1997.

4.   OTHER ASSETS
--------------------------------------------------------------------------------
     Other assets as of February 28, 1997 and February 29, 1996 consists of the following:

--------------------------------------------------------------------------------
                                                          1997              1996
--------------------------------------------------------------------------------
Net cash surrender value -- life insurance          $  869,473        $  793,537
Debt issue costs -- net (Note 7)                       151,359           407,443
Other                                                   52,302            50,335
--------------------------------------------------------------------------------
                                                    $1,073,134        $1,251,315
--------------------------------------------------------------------------------

5.   REVOLVING CREDIT LINE:
--------------------------------------------------------------------------------
     In February, 1988 the Company entered into an agreement with its bank, which as amended, provided for a $25,000,000 unsecured revolving line of credit at the bank's prime rate (8.25 % at February 28, 1997) with payments of interest only through April 8, 2000. Direct borrowings under lines of credit were $8,000,000 and $17,300,000 at February 28, 1997 and February 29, 1996,
respectively. The credit agreement contained various covenants including a restriction on the payment of cash dividends without the bank's consent. As of the end of the fiscal year, the Company met all of the required covenants.

6.   LONG TERM DEBT:
--------------------------------------------------------------------------------
Long-term debt consists of the following:
                                                          1997              1996
--------------------------------------------------------------------------------
Mortgage payable to bank, due in quarterly
     installments of $26,552 plus interest at
     88% of the bank's prime rate (8.25% at
     February 28, 1997)                             $       --        $  398,276

Term loan payable to bank, due in monthly
     installments of $9,321 plus interest at
     the bank's prime rate to March 31, 2000           354,182           447,388

Various capitalized equipment leases,
     interest rates ranging from 6.78% to 8.38%,
     maturing in 1997 and 1998.  Gross lease
     obligations aggregate $85,134 and $34,748,
     for each of the next two fiscal years,
     with interest thereon aggregating $40,935          78,947           206,719
--------------------------------------------------------------------------------
                                                       433,129         1,052,383
Less:  current portion                                 190,794           373,930
--------------------------------------------------------------------------------
                                                    $  242,335        $  678,453
--------------------------------------------------------------------------------
     The mortgage payable was collateralized by land, building, and substantially all furniture and fixtures. The term loan payable is secured by a pledge of the shares of the common stock of the Company purchased with the proceeds of the loans (See Note 10). Other equipment loans are secured by the specific equipment acquired.

     Long-term debt of the Company matures as follows:
1998                                                                  $  190,794
1999                                                                     111,852
2000                                                                     111,852
2001                                                                      18,631
--------------------------------------------------------------------------------
                                                                      $  433,129
--------------------------------------------------------------------------------

7.   SUBORDINATED CONVERTIBLE NOTES:
--------------------------------------------------------------------------------
     In a private placement completed on August 31, 1994, the Company issued $15 million principal amount of Subordinated Convertible Notes, which are due in $5,000,000 increments on August 31, 2000, 2001 and 2002. The notes are subordinate in right of payment to all existing and future senior indebtedness of the Company. The notes bear interest at 8.25%, payable quarterly on November 15, February 15, May 15 and August 15. The notes are convertible into shares of common stock at a conversion price of $9.00 per share. The cost of issuing these notes was $521,565 and is being amortized over the life of the notes.

     As of February 28, 1997, $7,941,000 of the notes have been converted into 882,333 shares of common stock and $7,059,000 principal amount of subordinated convertible notes remained outstanding which are due in increments of $2,353,000 on August 31, 2000, 2001 and 2002.

8.   Stock Options
--------------------------------------------------------------------------------
     Stock options granted to date under the Company's Key Employees Stock Incentive Plan and the 1994 Stock Option Plan generally expire five years after date of grant and become exercisable in four equal annual installments commencing one year from date of grant. Stock options granted under the Company's Outside Director Stock Option Plan expire ten years after the date of grant and become exercisable in three equal annual installments on the date of grant and the succeeding two anniversaries thereof.

     A summary of options granted and related information for the two years ended February 28, 1997 is as follows:

                                                                Weighted Average
                                                      Options    Exercise Price
--------------------------------------------------------------------------------
Outstanding, February 28, 1995                        717,415        $ 6.46
Granted                                               323,000          9.33
Exercised                                             (24,420)         4.07
Canceled                                              (23,023)         2.86
                                                      --------
Outstanding, February 29, 1996                        992,972          7.54

Weighted average fair value of options
     granted during the year                                          $4.50
                                                                      -----
Granted                                               471,500          8.56
Exercised                                             (93,495)         1.91
Canceled                                              (68,750)        10.36
                                                    ----------
Outstanding, February 28, 1997                      1,302,227          8.16
                                                    ----------
Weighted average fair value of options
     granted during the year                                          $4.39
                                                                      -----
     Options exercisable:
     February 28, 1995                                 13,305        $ 5.96
     February 29, 1996                                159,945          7.35
     February 28, 1997                                381,377          7.86

     Exercise prices for options outstanding as of February 28, 1997 ranged from $2.11 to $14.83. The weighted-average remaining contractual life of these options is approximately 5 years. Outstanding options at February 28, 1997 are held by 44 individuals.

     The Company applies APB 25 and related Interpretations in accounting for the Option Plan. Accordingly, no compensation cost has been recognized for the Option Plan. Had compensation cost for the Option Plan been determined using the fair value based method, as defined in SFAS 123, the Company's net earnings and earnings per share would have been adjusted to the pro forma amounts indicated below:

                                                                1997        1996
--------------------------------------------------------------------------------
Net earnings:
     As reported                                          $7,073,560  $9,396,301
     Pro forma                                             7,051,451   7,996,865
Primary earnings per share:
     As reported                                                $.78       $1.14
     Pro forma                                                   .78         .97
Fully diluted earnings per share:
     As reported                                                $.69       $ .97
     Pro forma                                                   .68         .83

     The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions for 1997 and 1996, respectively: expected volatility of 48.3% and 39.8%, respectively; risk free interest rate of 6.5%; and expected lives of 3 to 5 years.

     The effects of applying SFAS 123 in the above pro forma disclosures are not indicative of future amounts as they do not include the effects of awards granted prior to 1995. Additionally, future amounts are likely to be affected by the number of grants awarded since additional awards are generally expected to be made at varying amounts.

9.   INCOME TAXES:
--------------------------------------------------------------------------------
     The provision for income taxes is comprised of the following:

                                               FEBRUARY     February    February
                                               28, 1997     29, 1996    28, 1995
--------------------------------------------------------------------------------
Current:
     Federal                                 $4,213,767   $5,082,876  $2,436,377
     State and local                            900,193    1,107,016     461,816
Deferred:
     Federal                                   (221,867)     178,923     120,704
     State                                      (44,397)      34,476       3,427
                                             $4,847,696   $6,403,291  $3,022,324

     The components of the net deferred income tax liability, pursuant to SFAS 109, as of February 28, 1997 and February 29, 1996 are as follows:

                                                               1997        1996
--------------------------------------------------------------------------------
Deferred Tax Assets:
     Accounts Receivable                                $   679,600   $ 614,188
     Inventory                                              162,400     146,448
--------------------------------------------------------------------------------
Total Deferred Tax Assets                                   842,000     760,636
--------------------------------------------------------------------------------
Deferred Tax Liabilities:
     Fixed Assets                                          (112,148)     (8,136)
     Income of Interest Charge DISC                        (952,000)   (868,077)
--------------------------------------------------------------------------------
Total Deferred Tax Liabilities                           (1,064,148)   (876,213)
--------------------------------------------------------------------------------
Net Deferred Tax Liabilities                            $  (222,148)  $(115,577)
--------------------------------------------------------------------------------

     The following is a reconciliation of the maximum statutory federal tax rate to the Company's effective tax rate:
--------------------------------------------------------------------------------
                                               1997            1996        1995
--------------------------------------------------------------------------------
Statutory rate                                 35.0%           35.0%       34.0%
State and local taxes                           7.0             6.5         6.4
Other                                          (1.3)           (1.0)         .2
--------------------------------------------------------------------------------
Effective tax rate                             40.7%           40.5%       40.6%
--------------------------------------------------------------------------------

10.  EMPLOYEE BENEFIT PLANS:

     On January 13, 1987, the Company's Board of Directors approved the termination of the Company's pension plan and approved the adoption of an employee stock ownership plan (ESOP) to replace the terminated pension plan. The ESOP covers all eligible employees and contributions are determined by the Board of Directors. Contributions are in the form of cash which is utilized to acquire the Company's common stock for the benefit of participating employees. Contributions to the Plan for the years ended February 28, 1997, February 29, 1996 and February 28, 1995 aggregated $139,950, $139,950 and $40,666, respectively.

     In May 1988, the Company, on behalf of the ESOP, entered into an additional credit agreement with a bank which provides for a $2,000,000 revolving line of credit at the bank's prime rate until April 8, 2000. Direct borrowings under this line of credit are payable in forty-eight equal monthly installments commencing with the fiscal period subsequent to such borrowings. At February 28, 1997, the ESOP owned 360,810 shares at an average price of approximately

NOTES to consolidated financial statements (continued)                     NU HORIZONS ELECTRONICS CORP. AND SUBSIDIARIES
-------------------------------------------------------------------------------------------------------------------------
THREE YEARS ENDED FEBRUARY 28, 1997

$2.52 per share. At February 28, 1997, direct borrowings outstanding under the ESOP line of credit were $354,182.

     In January 1991, the Company also established a 401-K profit sharing plan to cover all eligible employees. The Company's contributions to the plan are discretionary, but may not exceed 1% of compensation. Contributions to the plan for the three years ended February 28, 1997 were $111,585, $90,243 and $61,519, respectively.

11.  COMMITMENTS

     (a) The Company signed employment contracts (the "Contracts"), as amended, with three of its senior executives for a six year period expiring February 28, 2001. The Contracts specify a base salary of $200,000 for each officer, which shall be increased each year by the change in the consumer price index, and also entitles each of the officers to an annual bonus equal to 3.33% (10% in the aggregate) of the Company's consolidated earnings before income taxes. Benefits are also payable upon the occurrence of either a change in control of the Company, as defined, or the termination of the officer's employment, as defined. The contracts also provide for certain payments of the executive's salaries, performance bonuses and other benefits in the event of death or disability of the officer for the balance of the period covered by the agreement.

     (b) In December 1996, the Company leased an approximately 80,000 square foot facility in Melville, Long Island, New York to serve as its executive offices and main distribution center. In April 1997, subsequent to the balance sheet date, the Company moved its executive offices to the facility and is in the process of moving its distribution operation with a completion date of June 1997. The lease term is from December 17, 1996 to December 16, 2008 at an annual base rental of $601,290 and provision for a 4% annual escalation in each of the last ten years of the term. The Company also leases certain other office, warehouse and other properties which leases include various escalation clauses, renewal options, etc. Aggregate minimum rental commitments under noncancellable operating leases are as follows:

------------------------------------------
Fiscal 1998                     $1,354,547
Fiscal 1999                      1,315,188
Fiscal 2000                      1,262,713
Fiscal 2001                      1,171,665
Fiscal 2002                        878,190
Thereafter                       5,691,328
------------------------------------------

Rent expense was $712,548, $587,079 and $450,201 for each of the three years in the period ending February 28, 1997.

     (c)The Company has signed a four year consulting agreement with the former owner of Merit Electronics which commenced on April 29, 1994. The agreement provides for the consultant to perform advisory services to Nu Horizons/Merit and to receive consulting fees of approximately $665,000 per annum.

12.  MAJOR SUPPLIERS
--------------------------------------------------------------------------------
     For the year ended February 28, 1997 the Company purchased inventory from one supplier that was in excess of 10% of the Company's total purchases. Purchases from this supplier aggregated approximately $21,385,000.

     For the year ended February 29, 1996 the Company purchased inventory from two suppliers that were each in excess of 10% of the Company's total purchases. Purchases from these suppliers aggregated approximately $33,505,000.

     For the year ended February 28, 1995, the Company purchased inventory from one supplier that was in excess of 10% of the Company's total purchases. Purchases from this supplier aggregated approximately $12,400,000.

13.  BUSINESS SEGMENT INFORMATION
--------------------------------------------------------------------------------
     The Company's operations have been classified into two business segments:
Electronic component distribution and industrial contract manufacturing. The component distribution segment includes the resale of active and passive components to various original equipment manufacturers and distributors. The industrial contract manufacturing segment consists of a subsidiary which provides electronic circuit board and harness assembly services to original equipment manufacturers. This segment began operations in September 1991.

     Summarized financial information by business segment for fiscal 1997 and 1996 is as follows:

--------------------------------------------------------------------------------
                                                            1997           1996
--------------------------------------------------------------------------------
Net sales:
     Electronic Component Distribution              $206,417,667   $195,929,559
     Industrial Contract Manufacturing                10,195,040      6,873,625
--------------------------------------------------------------------------------
                                                    $216,612,707   $202,803,184
--------------------------------------------------------------------------------
Operating income (loss):
     Electronic Component Distribution              $ 13,019,791   $ 18,038,688
     Industrial Contract Manufacturing                   594,423       (214,920)
--------------------------------------------------------------------------------
                                                    $  13,614,214  $ 17,823,768
--------------------------------------------------------------------------------
Total assets:
     Electronic Component Distribution              $ 70,577,102   $ 71,653,755
     Industrial Contract Manufacturing                 4,206,212      3,805,831
--------------------------------------------------------------------------------
                                                    $  74,783,314  $ 75,459,586
--------------------------------------------------------------------------------
Depreciation and amortization:
     Electronic Component Distribution              $    978,684   $    920,827
     Industrial Contract Manufacturing                   260,283        248,989
--------------------------------------------------------------------------------
                                                    $   1,238,967  $  1,169,816
--------------------------------------------------------------------------------
Capital expenditures (including capital leases):
     Electronic Component Distribution              $  4,566,196   $    659,163
     Industrial Contract Manufacturing                   370,316        396,395
--------------------------------------------------------------------------------
                                                    $  4,936,512   $  1,055,558
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


14.  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED):
--------------------------------------------------------------------------------

                                                                         Three Month Period Ended
                                                                February     November       August          May
                                                                28, 1997     30, 1996     31, 1996     31, 1996
---------------------------------------------------------------------------------------------------------------
Net Sales                                                    $54,198,484  $53,958,639  $50,783,044  $57,672,540
---------------------------------------------------------------------------------------------------------------
Cost of Sales                                                 42,071,313   41,894,971   39,411,875   44,746,424
---------------------------------------------------------------------------------------------------------------
Other Operating Expenses                                       9,517,539    9,138,969    9,103,283    8,807,077
---------------------------------------------------------------------------------------------------------------
Provision for Income Taxes                                     1,084,131    1,182,805      916,658    1,664,102
---------------------------------------------------------------------------------------------------------------
Net Income                                                   $ 1,525,501  $ 1,741,894  $ 1,351,228  $ 2,454,937
---------------------------------------------------------------------------------------------------------------
Primary Earnings Per Share                                          $.17         $.20         $.15         $.27
---------------------------------------------------------------------------------------------------------------
Weighted Average Number of Common and Common
Equivalent Shares Outstanding                                  8,896,514    8,887,610    8,974,574    9,130,000
---------------------------------------------------------------------------------------------------------------
                                                                         Three Month Period Ended
                                                                February     November       August          May
                                                                29, 1996     30, 1995     31, 1995     31, 1995
---------------------------------------------------------------------------------------------------------------
Net Sales                                                    $52,928,682  $55,066,644  $50,091,805  $44,716,053
---------------------------------------------------------------------------------------------------------------
Cost of Sales                                                 40,017,844   41,983,941   38,192,979   34,407,272
---------------------------------------------------------------------------------------------------------------
Other Operating Expenses                                       8,737,554    8,244,334    7,841,646    7,578,022
---------------------------------------------------------------------------------------------------------------
Provision for Income Taxes                                     1,648,131    2,004,226    1,651,272    1,099,662
---------------------------------------------------------------------------------------------------------------
Net Income                                                   $ 2,525,153  $ 2,834,143  $ 2,405,908  $ 1,631,097
---------------------------------------------------------------------------------------------------------------
Primary Earnings Per Share                                          $.29         $.34         $.30         $.21
---------------------------------------------------------------------------------------------------------------
Weighted Average Number of Common and Common
Equivalent  Shares Outstanding                                 8,874,371    8,310,144    8,009,707    7,852,309
---------------------------------------------------------------------------------------------------------------

15.  SUBSEQUENT EVENTS:
--------------------------------------------------------------------------------
     On May 23, 1997, subsequent to the balance sheet date, the Company entered into a new unsecured revolving line of credit with two banks, which currently provides for maximum borrowings of $35,000,000 at either (i) the lead bank's prime rate or (ii) LIBOR plus 57.5 to 112.5 basis points depending on the ratio of the Company's debt to its earnings before interest, taxes, depreciation and amortization, at the option of the Company, through May 23, 2001.

INDEPENDENT AUDITORS' REPORT

To The Board of Directors
Nu Horizons Electronics Corp.
Amityville, New York

     We have audited the accompanying consolidated financial statements of Nu Horizons Electronics Corp. and subsidiaries. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nu Horizons Electronics Corp. and subsidiaries at February 28, 1997 and February 29, 1996, and the results of their operations and their cash flows for each of the three years in the period ended February 28, 1997 in conformity with generally accepted accounting principles.



LAZAR, LEVINE & COMPANY LLP
New York, New York
May 23, 1997

MARKET for the company's common equity
and related stockholder matters
--------------------------------------------------------------------------------

     (a) The Company's common stock is traded on the NASDAQ National Market System under the symbol ONUHCO. The following table sets forth, for the periods indicated, the high and low closing prices for the Company's common stock, as reported by the NASDAQ National Market System.

                                               High     Low
-----------------------------------------------------------
Fiscal Year 1996:
     First Quarter                           $ 9.38  $ 6.50
     Second Quarter                           11.50    7.13
     Third Quarter                            17.25   10.50
     Fourth Quarter                           18.88   13.00
-----------------------------------------------------------
Fiscal Year 1997:
     First Quarter                            17.25   12.63
     Second Quarter                           14.75    7.25
     Third Quarter                            11.13    7.88
     Fourth Quarter                           10.00    7.88
-----------------------------------------------------------
Fiscal Year 1998:
     First Quarter (Through May 19, 1997)      9.25    6.75

     (b) As of May 19, 1997, the Company's common stock was owned by approximately 4,500 holders of record.

     (c) The Company has never paid a cash dividend on its common stock. In addition, the Company's prior revolving credit line agreement prohibited, without the bank's consent, the payment of cash dividends. The Company's existing revolving credit line agreement only permits dividends of up to 25% of the Company's consolidated net income.

CORPORATE Information
--------------------------------------------------------------------------------

OFFICERS & DIRECTORS

IRVING LUBMAN
Chairman of the Board of Directors and
Chief Operating Officer

ARTHUR NADATA
President, Chief Executive Officer and Director

RICHARD S. SCHUSTER
Vice President, Secretary, Director and President --
NIC Components Corp.

PAUL DURANDO
Vice President, Finance, Treasurer and Director

HARVEY R. BLAU
Director
Attorney at Law -- Blau, Kramer, Wactlar & Lieberman P.C.
Chairman of the Board -- Griffon Corporation and Aeroflex Incorporated

HERBERT M. GARDNER
Director
Senior Vice President -- Janney Montgomery Scott Inc.
Chairman of the Board -- Supreme Industries, Inc.

ROBERT VALONE
Vice President -- Sales

MARTIN DRUCKER
Vice President -- Sales -- Nu Horizons International Corp.


TRANSFER AGENT AND REGISTRAR
American Stock Transfer & Trust Company
40 Wall Street, New York, New York 10005

CORPORATE COUNSEL
Blau, Kramer, Wactlar & Lieberman, P.C.
100 Jericho Turnpike, Jericho, New York 11753

INDEPENDENT AUDITORS
Lazar, Levine & Company LLP
350 Fifth Avenue, New York, New York 10118

ANNUAL MEETING
The Annual Meeting of Shareholders will be held on September 19, 1997 at 10:00 AM at the Company's Corporate Headquarters, 70 Maxess Rd., Melville, New York

FORM 10-K
The Company's report on Form 10-K as filed with the Securities and Exchange Commission is available upon written request to:
Office of the Secretary, Nu Horizons Electronics Corp.
70 Maxess Rd., Melville, New York, 11747

STOCK TRADED:
NASDAQ National Market (NUHC)

NU HORIZONS Electronics Corp.
--------------------------------
70 Maxess Road
Melville, New York 11747
(516) 396-5000

Web: http//www.nuhorizons.com/